12M5

SEC

17003333

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2018	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	67220

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___11/1/2016___ AND ENDING ___10/31/2017___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYMPHONIC SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___400 PARK AVE___
(No. and Street)

___NEW YORK___   ___NY___   ___10022___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___MITCHELL CEPLER___   ___212-702-3581___
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___MOSS ADAMS LLP___
(Name -- if individual, state last, first, middle name)

___8750 N. CENTRAL EXPRESSWAY___   ___DALLAS___   ___TX___   ___75231___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

BW

OATH OR AFFIRMATION

I, _____MITCHELL CEPLER_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____SYMPHONIC SECURITIES LLC_____ , as of _____31-Oct_____ 20 _17_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____
Signature

_____
GROUP FINANCE MANAGER
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3.
- [ ] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYMPHONIC SECURITIES LLC

STATEMENT OF FINANCIAL CONDITOIN

October 31, 2017

SYMPHONIC SECURITIES LLC

Table of Contents

 MOSS_ADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Symphonic Securities LLC

We have audited the accompanying financial statement of Symphonic Securities LLC (the Company) which comprises the statement of financial condition as of October 31, 2017, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Symphonic Securities LLC as of October 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Dallas, Texas
December 19, 2017

SYMPHONIC SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

October 31, 2017

ASSETS

Cash and cash equivalents	$	494,575
Receivables from clients, and brokers or dealers		106,476
Receivables from others		10,843
Other assets		6,381
Total assets	$	618,275

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other payables	$	60,812
Payable to affiliates		8,618
Total liabilities		69,430
Member's equity		548,845
Total liabilities and member's equity	$	618,275

SYMPHONIC SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

October 31, 2017

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

General

Symphonic Securities LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of City National Rochdale Holdings LLC ("CNRH" or the "Parent"). CNRH is a wholly-owned subsidiary of City National Bank (the "Bank"). City National Bank is a wholly-owned subsidiary of RBC USA Holdco Corporation, which is wholly-owned by the Royal Bank of Canada.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market deposits. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there is a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

Securities Owned

Marketable securities (both long and short positions) are valued at fair value with resulting gains and losses reflected in net income for the year. At October 31, 2017, the Company did not hold any investment securities.

Receivables from Clients, and Brokers or Dealers

Commissions earned are deposited directly into the Company's accounts by the clearing firm upon settlement of the trade. Accordingly, no allowance for doubtful accounts has been recorded.

Revenue Recognition

The Company records commissions earned on securities transactions on a trade-date basis. In addition, realized gains and losses on the sale of investment securities are recorded on a trade-date basis. The Company records sales fees and rebates on an accrual basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Income Taxes

The Company is a single member limited liability company and is considered a disregarded entity for federal and state income tax reporting purposes. Therefore, the Company's assets, liabilities, income and expenses will be reported on the Parent's income tax return.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. Federal (or state and local) income tax authorities for the year ended December 31, 2015, for the period from January 1, 2016 to October 31, 2016, and fiscal year ended October 31, 2017.

Credit and Off-Balance-Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for its customer accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through the settlement date or to the extent of margin balances. The settlement of these transactions is not expected to have a material effect on the Company's financial condition or results of operation.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At October 31, 2017, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 3 - FAIR VALUE MEASUREMENTS

Accounting Standards Codification No. 820, *Fair Value Measurements* ("ASC 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

    Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

    Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

    Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1) and is required to maintain minimum net capital, equivalent to $50,000. As of October 31, 2017, the Company's net capital was $521,730, which was $471,730 in excess of its minimum requirement of $50,000. The Company's aggregate indebtedness to net capital ratio was .1331 to 1.

NOTE 5 - RELATED PARTIES

The Company and its Parent are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous.

The Company utilizes space, personnel and other services and overhead which are incurred by affiliated companies. These services, totaling $217,389 were transacted in the normal course of business and were recorded as specific expenses in the period provided.

Frequently throughout the year, transfers of working capital are made between the Company and affiliated companies. These affiliated companies are under common control and are wholly-owned by CNRH. As such, payables related to working capital transfers, amounting to $8,618, at October 31, 2017 may be considered distributions to the Company's solemember or converted to capital at the discretion of management.

The Company has generated substantial losses for the period ending October 31, 2017. CNRH intends to finance these losses through equally substantial capital contributions over the next 12 months as may be required.